BioMed Realty Trust, Inc.
BioMed Realty, L.P.
17190 Bernardo Center Drive
San Diego, California 92128
December 6, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Jennifer Gowetski, Esq.
Re:	BioMed Realty Trust, Inc. BioMed Realty, L.P. Registration Statement on Form S-4 (File No. 333-168968)
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of BioMed Realty Trust, Inc. and BioMed Realty, L.P. (together, the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-4 be accelerated so that it will become effective at 12:00 p.m. Eastern Time on December 9, 2010, or as soon as practicable thereafter.
The undersigned, on behalf of the Company, acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request. If you have any questions regarding the foregoing, please call Craig M. Garner at (858) 523-5407 or Robert G. Steenblik at (858) 523-3929. Thank you in advance for your assistance.

Very truly yours, BIOMED REALTY TRUST, INC. BIOMED REALTY, L.P.
By:	/s/ Kent Griffin
	Name:	Kent Griffin
	Title:	President and Chief Operating Officer

cc:	Craig M. Garner, Esq. Divakar Gupta, Esq.